UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2021

OLIVE TREE PEOPLE INC.

(Formerly OLIVEDA GROUP INC.)

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11524

California	38-4024589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2425 Olympic Blvd, Ste 400W Santa Monica, CA	90404
(Address of principal executive offices)	(Zip Code)

(424) 252-4251

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this disclosure. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2021.

Overview

Olive Tree People Inc. is a Los Angeles-based wholly-owned subsidiary of Oliveda International, Inc., a leading international holistic health and cosmetics company centered around creating products derived from the olive tree. Olive Tree People Inc. owns 100% of Oliveda Deutschland GmbH – a German limited liability company with over 20 years’ experience in manufacturing and distributing cosmetic and holistic products whose operations the Company’s management directs from the Company’s headquarters in Los Angeles. Under the brand name Oliveda, the Company sells a complete line of face, body, and hair products, as well as “inside” products – supplements and other products that are meant to be consumed for holistic health benefits. The Company’s mission is to revolutionize the skin care and holistic beauty industry with its olive tree-inspired products, utilizing environmentally safe and eco-friendly business practices to help heal people and the earth at the same time.

Operating out of Los Angeles, Olive Tree People intends to help increase the Oliveda-brand presence in the United States. Olive Tree People began its U.S. operations in 2019, with the aim of opening an Oliveda store in Los Angeles by April 2020. Due to the COVID-19 pandemic, however, the planned opening of the first U.S. Oliveda store in Los Angeles had to be postponed. Instead, Olive Tree People focused on product development, developing approximately 35 new product formulations for Oliveda products since it began its operations in 2019 in the United States and hiring employees in the US. By 2021, our recognition was expanding in the United States, with the Company receiving unpaid promotion from celebrity influencer Gigi Hadid, who posted on her Instagram account about using Oliveda products, as well working with numerous other social media influencers. To capitalize on this momentum, we intend to open our first store on Abbot Kinney (Venice) in Los Angeles by the end of 2021 and intend to attract large retailers with which to place our products.

Olive Tree People Inc. is a California corporation, and was incorporated on May 18, 2015.

Basis of Presentation

The consolidated financial statements include the accounts of Olive Tree People Inc. and its wholly owned operating subsidiary, Oliveda Deutschland GmbH. All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition. Revenue is recognized when the product is shipped, and the Company completed its obligation. The amounts received prior to recognition are recorded as a deferred revenue.

Cost of Goods Sold. Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes all costs incurred in operating our production, design, distribution, and merchandise departments, and inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Foreign Currency Translation. The Company’s functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Company’s operating subsidiary Oliveda Deutschland GmbH’s functional currency is Euros, and our financial statement presentation is in United States Dollars. The translation from the subsidiary’s functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain of $131,401 and a loss of $18,285 for the years ended December 31, 2020, and 2019, respectively.

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Operating Results

Year ended December 31, 2020, Compared to Year ended December 31, 2019

Revenues. The Company’s revenues for the year ended December 31, 2020, were $7,150,708 compared to $5,284,393 for the year ended December 31, 2019 – an increase of 35%. This increase in revenue was primarily the result of an increase in product sales, which we believe was the result of a significantly greater advertising spend (on social media in particular) in 2020 versus 2019, as well as the launch of new products that generated sales. In connection with this increase in revenues, the Company realized gross profits of $5,666,696 for the year ended December 31, 2020, compared to $3,493,669 for the year ended December 31, 2019.

Operating Expenses. The Company’s operating expenses for the year ended December 31, 2020, were $7,021,393 compared to $2,319,198 for the year ended December 31, 2019, more than doubling in 2020 compared to 2019. The biggest component of operating expenses for the fiscal year ended December 31, 2020, was general and administrative expenses, which were $2,903,769 for the fiscal year ended December 31, 2020, compared to $10,827 for the fiscal year ended December 31, 2019. This significant increase was the result of license fees payable to Oliveda Group pursuant to the Oliveda Trademark License Agreement and LA Dope Trademark License Agreements described in the “The Company’s Business” section of this Offering Circular. In 2019, the Company entered into a license rights agreement with similar terms as the Oliveda Trademark License Agreement for the Oliveda trademark, which was terminated and replaced by the Oliveda Trademark License Agreement entered into in 2020. However, the Company did agree to pay license fees to Oliveda Group pursuant to this previous license in 2019, which were not paid until 2020 – which contributed to this large increase in expenses in 2020. The second biggest component of operating expenses in 2020 were office expenses, which increased significantly from $310,433 for the fiscal year ended December 31, 2019, to $1,862,295 for the fiscal year ended December 31, 2020. Components of office expenses included, but were not limited to, shipping and logistical costs, costs associated with our online operations, and sales commissions to influencers that sell our products. Due to COVID-19, most of our enterprise retail customers were closed in 2020, as well as our own stores. In response, we invested more heavily in our online presence, and also increased commissions on sales paid to influencers. Due to increased sales online, we our logistics and shipping costs increased from approximately $156,000 to approximately $401,000 in this period. Payroll expenses were also a significant part of operating expenses, which were $1,058,886 for the year ended December 31, 2020, compared to $835,000 for the year ended December 31, 2019. Payroll expenses increased as a result of hiring additional staff at the Company-level and the Oliveda Deutschland GmbH-level to assist with our growing operations, and increased salaries of employees at each level. In addition, our advertising expenses increased, from $284,164 for the year ended December 31, 2019, to $387,315 for the year ended December 31, 2020. Advertising expenses increased as a result of increased advertising and marketing of the Company’s products (on social media in particular), which we believe contributed to significant revenue growth in 2020 compared to 2019. Rent and utilities expenses were $449,920 and $244,515 for the years ended December 31, 2020, and 2019, respectively, nearly doubling in 2020 compared to 2019. Such expenses were comprised of rental of external facilities in 2020, and increased primarily as a result of the opening of an additional office location for our increased online sales and marketing efforts, which we increased due to COVID-19.

Net Income. As a result of the foregoing, the Company realized a net loss of $1,354,697 for the year ended December 31, 2020, compared to net income of $1,171,471 for the year ended December 31, 2019.

Liquidity and Capital Resources

As of the date of this Offering Circular, the Company is generating revenues from operations. As of December 31, 2020, the Company had cash and cash equivalents of $750,340, and a negative working capital of $3,034,127. During the next twelve months, the Company intends to fund its operations with funding from revenues from its operations and from the proceeds in this Offering.

During the years ended December 31, 2020, and 2019, the Company had $0 and $156,806 in receivables from related parties recorded under accounts receivable in the balance sheets. The primary amount owed to the Company ($0 and $127,049 at December 31, 2020, and 2019, respectively) was from Oliveda International, Inc., a company under common control. The transactions between the two companies are considered to be at arms-length.

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During the years ended December 31, 2020, and 2019, the Company had $0 and $203,341 in payables from related parties recorded under accounts payable in the balance sheets. The primary amount owed by the Company ($0 and $184,979 at December 31, 2020, and 2019, respectively) was to the Company’s CEO, Thomas Lommel, for expenses incurred in the normal course of business by the Company which were paid by him during 2020 and 2019.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

The Company is not reliant on the proceeds from this Offering to continue its operations. The Company does not believe it will need any proceeds from this Offering to meet its short-term liquidity requirements over the next twelve months, as it expects to be able to rely on revenues generated from its operations. As of the date of this Offering Circular, the Company is profitable, and believes it has the ability to preserve liquidity as needed. The Company believes that its current cash reserves would allow the company to continue its operations for twelve months without any outside financing or proceeds from this Offering, even if the Company’s revenues were to be materially impacted by an unforeseen event.

Going Concern

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company.

Bank Loan

In April 2020, Oliveda Deutschland GmbH signed an agreement with KfW, a German bank, for a coronavirus aid loan in the amount of $560,250 (500,000 Euros). The total amount was funded during June 2020. The loan is for a term of ten years and accrues interest at the rate of 3% per annum. Payments are due on a quarterly basis.

Trend Information

Trends in the Company’s sales and inventory, the state of the order book and costs and selling prices have remained stable and consistent since the end of 2020. Trends in the beauty industry continue to move in directions favorable to the Company and its sales, revenues, and profitability. Customers are gravitating away from large legacy brands and toward smaller, independent specialty brands that feature natural, organic products and a holistic approach to beauty and health. While economic cycles can impact consumer products, including beauty brands, many consumers cling fast to their preferred personal products even with smaller discretionary budgets. The Company’s strong online presence allows it to maintain and even grow online sales when brick-and-mortar locations are closed.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and member approval of any golden parachute payments not previously approved.

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If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our members could receive less information than they might expect to receive from more mature public companies.

Impact of COVID-19

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021, are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

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OLIVE TREE PEOPLE INC.

(Formerly OLIVEDA GROUP INC.)

(A California Corporation)

Table of Contents

June 30, 2021

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OLIVE TREE PEOPLE INC.

(Formerly OLIVEDA GROUP INC.)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

JUNE 30, 2021, AND DECEMBER 31, 2020

	June 30, 2021	December 31, 2020
Assets
Current Assets
Cash and cash equivalents	$377,158	$750,340
Accounts receivable, net	2,939,738	319,103
Prepaid sales taxes	–	–
Inventory	327,035	232,070
Total Current Assets	3,643,931	1,301,513
Property and equipment, net	247,783	2,247,236
Due from related entity	63,000	–
Total Assets	$3,954,714	$3,548,749

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Accounts payable	$2,788,237	$3,807,803
Accrued expenses	21,585	527,837
Total Current Liabilities	2,809,822	4,335,640
Total Liabilities	2,809,822	4,335,640

Stockholders' Equity (Deficit)
Common Stock; $0.001 par value, 500,000,000 shares authorized; 64,000,000 shares outstanding	64,000	1,000
Additional Paid-in Capital	–	–
Retained Earnings	1,066,515	(787,891)
Accumulated Other Comprehensive Income	14,377	–
Total Stockholders' Equity (Deficit)	1,144,892	(786,891)
Total Liabilities and Stockholders' Equity (Deficit)	$3,954,714	$3,548,749

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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OLIVE TREE PEOPLE INC.

(Formerly OLIVEDA GROUP INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021, AND 2020

	For the Three Months Ended		For the Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue sales, net	$1,721,915	$1,367,987	$3,319,881	$2,758,442
Cost of goods sold	415,285	259,802	724,115	626,624
Gross profit	1,306,630	1,108,185	2,595,766	2,131,818

Operating expenses
Payroll expense	207,251	44,471	457,026	279,085
Professional fees	128,680	(39,185)	168,745	63,172
Advertising	67,656	23,849	109,962	93,639
Office expense	409,180	546,949	939,557	707,485
Rent and utilities	116,625	72,720	202,381	146,310
Depreciation	24,074	14,560	47,918	29,187
Auto expense	12,418	7,285	30,998	14,603
Travel	2,376	–	3,731	–
G&A	1,926	(26,458)	(1,218,958)	38,823
Total operating expenses	970,186	644,191	741,360	1,372,304

Net income from operations	336,444	463,994	1,854,406	759,514
Provision for income taxes	–	–	–	–
Net income	$336,444	$463,994	$1,854,406	$759,514

Earnings per share, basic and diluted	$0.34	$0.46	$1.85	$0.76

Weighted average number of shares outstanding	1,000,000	1,000,000	1,000,000	1,000,000

Net income	$336,444	$463,994	$1,854,406	$759,514
Other comprehensive income (loss)
Exchange differences arising on translating Foreign Operations	(3,715)	(256,132)	14,377	(1,748,552)
Total comprehensive income (loss)	$332,729	$207,862	$1,868,783	$(989,038)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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OLIVE TREE PEOPLE INC.

(Formerly OLIVEDA GROUP INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Earnings	Income	Equity
Balance on December 31, 2019	1,000,000	$1,000	$–	$2,082,642	$(101,253)	$1,982,389
Net income	–	–	–	(1,354,697)	–	(1,354,697)
Foreign currency translation	–	–	–	–	101,253	101,253
Balance on December 31, 2020	1,000,000	1,000	–	727,945	–	728,945
Issuance of Founder Shares	63,000,000	63,000	–	–	–	63,000
Net income	–	–	–	1,854,406	–	1,854,406
Foreign currency translation	–	–	–	–	14,377	14,377
Balance on June 30, 2021	64,000,000	$64,000	$–	$2,582,351	$14,377	$2,660,728

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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OLIVE TREE PEOPLE INC.

(Formerly OLIVEDA GROUP INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021, AND 2020

	June 30, 2021	June 30, 2020
Cash flows from operating activities
Net income (loss)	$1,854,406	$759,514
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	40,267	43,790
Changes in operating assets and liabilities:
Accounts receivable, net	(2,620,634)	(332,080)
Inventory	(94,965)	523,613
Sales tax receivable	(506,252)	998,598
Accounts payable	(1,019,566)	719,140
Net cash provided (used) by operating activities	(2,346,744)	2,712,575

Cash flows from investing activities
Proceeds from the disposal of fixed assets	1,959,186	–
Net cash provided by investing activities	1,959,186	–

Cash flows from financing activities
Net cash used by financing activities	–	–

Effect of foreign currency translation	14,376	(1,814,804)
Net increase (decrease) in cash and cash equivalents	(373,182)	897,771

Cash and cash equivalents, beginning	750,340	115,210
Cash and cash equivalents, ending	$377,158	$1,012,981

Supplemental cash flow information:
Cash paid during the period for
Interest	$–	$–
Income taxes	$–	$–

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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OLIVE TREE PEOPLE INC.

(Formerly OLIVEDA GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021, AND 2020

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Organization and History

Oliveda Group, Inc. ("the Company" or "Group") was incorporated in the state of California on May 18, 2015. On March 31, 2017, the Company completed a merger with Oliveda International, Inc. After completion of the merger, the Company was 100% owned by Oliveda International, and in turn owned 100% of an operating subsidiary, Oliveda Deutschland GmbH. On May 27, 2021, the Company changed its name to Olive Tree People Inc. The Company's acquisition of Oliveda Deutschland GmbH allowed it to develop a basis of business operations that focuses on manufacturing and distribution of cosmetic and holistic products built around the pure essence of the olive tree and its oils and any other related business activities as of the date of these financial statements.

With over 20 years’ experience manufacturing and distribution of cosmetic and holistic products built around the pure essence of the olive tree and its oils, Oliveda Deutschland GmbH operates in several European countries. Oliveda Deutschland GmbH has a complete line of products for the face, body, and hair as well as products for inside-the- body holistic benefits. The product lines are extensive: the face care line includes face washes, serums, eye care products, and face oils; the body line consists of body washes, body oils, hand and foot care, and other bathing products; the haircare line encompass shampoos, conditioners, and scalp treatments; and the holistic product line includes those based on the wholesome essence of extra virgin olive oil, with mouth curing oils, ORAC and Camu Camu Concentrate, Hydroxytyrosol Molecule, Tea Olivematcha, and other products that have been shown to help the body perform more efficiently.

The Company has successfully sold its products through various channels, including traditional retail and online distribution channels and through its own corporate-owned stores. The Company intends to open more corporate-owned stores, with a target of 60 stores worldwide in 5 years. With its current stronghold in Europe, the company intends to extend its reach into the United States and Asian markets.

The Company's fiscal year end is December 31.

Going Concern

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company.

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NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements represent the results of operations for the three and six months ended June 30, 2021, and 2020. The Company has adopted the US dollar as the reporting currency for accounting and reporting purposes.

This summary of accounting policies for Oliveda Group, Inc., its wholly-owned subsidiary, is presented to assist in understanding the Company's financial statements. The accounting policies conform to U.S. GAAP and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company's significant estimates include income taxes provision and valuation allowance of deferred tax assets, the carrying value and recoverability of long-lived assets, and the assumption that the Company will continue as a going concern. Those significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to those estimates or assumptions, and certain estimates or assumptions are difficult to measure or value. Management regularly reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of nine months or less at the time of issuance to be cash and cash equivalents. The Company maintains cash balances at major financial institutions in excess of the insured limits and management considers the risk of loss to be minimal due to the creditworthiness of the financial institutions in which the funds are held.

Accounts Receivable

Accounts receivable consists of amounts due from customers, which are typically collected within 30 days. Receivables are recorded at their net realizable value and do not bear interest. As of June 30, 2021, and December 31, 2020, management believes all amounts are collectible and no allowance for doubtful accounts was recorded.

Inventory

The Company’s inventory includes a variety of finished products including beauty products for face, body, hair and internal holistic benefits. The product lines are extensive with facial washes and oils, serums, mouth washes, eye care products, body washes and oils, foot care products, shampoo, conditioners, and other bathing products.

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Property and Equipment

Property and equipment are stated at cost. Depreciation expense is calculated for plant and equipment on a straight-line basis over the estimated useful lives of the assets (generally 5 to 10 years).

Revenue Recognition

The Company recognizes revenues when the sale and/or distribution of products is complete, risk of loss and title to the products have transferred to the customer, there is persuasive evidence of an agreement, acceptance has been approved by the customer, the fee is fixed or determinable based on the completion of stated terms and conditions, and collections of any related receivable is probable. Net revenues are comprised of gross revenues less expected returns and customer allowances that include costs associated with off-invoice markdowns and other price reductions, as well as trade promotions and coupons.

Income Taxes

Management accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statements and income tax basis of assets and liabilities. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating loss and credit carryovers. Deferred tax assets and liabilities are measured using the enacted tax rates applied to taxable income. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. A valuation allowance is provided against the deferred tax assets when it is more likely than not that the asset will be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that are more likely than not to be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has no uncertain tax positions that would, if recognized, affect the effective tax rate.

Impairment of Long-Lived Assets

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of its long lived assets by comparing the projected unaccounted net cash flows associated with the related long-lived asset or group of assets over the remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is generally determined using the assets expected future accounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

The Company considers the following to be some examples of important indicators that may trigger an impairment review; (i) significant under-performance or losses of assets relative to expected historical or projected future operating results;(ii) significant changes in the manner or use of assets or in the Company's overall strategy with respect to the industry or economic trends; (iv) increased competitive pressers; (v) a significant decline in the Company's stock price for a sustained period of time; and (vi) regulatory changes. The Company evaluates acquired assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

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Advertising and Marketing Costs

Costs associated with advertising and marketing promotions are expensed as incurred. Advertising and marketing expense was $109,962 and $93,639 for the six months ended June 30, 2021, and 2020, respectively.

Foreign Currency Translation Gain (Loss)

The Company's principal operations are located in Germany and the primary currency used is the Euro. Accordingly, the consolidated financial statements are first prepared in using Euros and then converted to US Dollars for reporting purposes, with the average conversion rate between January and December being used for income statement purposes and the closing exchange rate as of December 31 applied to the balance sheet. Differences resulting from the fluctuations in the exchange rates are recorded as a gain or loss on foreign currency translation as part of Other Comprehensive Income (Loss) and the cumulative effect of such fluctuations are included in the equity section of the balance sheet. The Company recorded a foreign currency translation gain or (loss) of $14,377 and $(1,748,552) for the six months ended June 30, 2021, and 2020, respectively.

Net Income (Loss) Per Common Share

The Company adopted FASB ASC Topic 260, Earnings Per Share. Basic earnings per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding. For all periods diluted earnings per share is not presented, as potentially issuable securities are anti-dilutive.

Recent Accounting Pronouncements

Management has evaluated accounting standards update issued but not yet effective as of June 30, 2021, and does not expect such pronouncements to have a material impact on the Company’s financial position, operations, or cash flows.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30, 2021 and December 31, 2020 consists of the following:

	June 30, 2021	December 31, 2020
Property, plant and equipment	$706,811	$2,665,996
Less accumulated depreciation	(459,028)	(418,760)
	$247,783	$2,247,236

Depreciation expense totaled $47,918 and $29,187 for the six months ended June 30, 2021, and 2020, respectively.

NOTE 4 – ADVANCE TO RELATED PARTY

The Company issued $63,000 in an advance to a related party. This advance has no due date and is payable on demand.

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NOTE 5 - COMMON STOCK

The total number of common shares authorized that may be issued by the Company is 500,000,000 shares with a par value of $0.001 per share.

On June 30, 2021, the Company issued 63,000,000 shares of common stock at its par value of $0.001 for cash of $63,000 to a related entity. The Company has not yet received the cash and treated this as an advance to the related party (see Note 4).

NOTE 6 - SUBSEQUENT EVENTS

The Company reviewed material transactions from June 30, 2021, though the date of the filing of these financial statements and noted no subsequent events.

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Item 4. Exhibits

Exhibit Number	Description
1.1	Regulation A+ Engagement Agreement with Rialto (1)
2.1	Articles of Incorporation of Olive Tree People Inc. (1)
2.2	Bylaws of Olive Tree People Inc. (1)
2.3	Amendments to the Articles of Incorporation (1)
4.1	Form of Subscription Agreement (1)
6.1	Oliveda Trademark License Agreement (1)
6.2	LA Dope Trademark License Agreement (1)

(1)	Filed as an exhibit to the Olive Tree People Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11524 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Monica, California on October 25, 2021.

OLIVE TREE PEOPLE INC.

By:	/s/ Thomas Lommel
Name:	Thomas Lommel
Title:	Chief Executive Officer and Director

By:	/s/ Claudia Schwahlen
Name:	Claudia Schwahlen
Title:	Chief Financial Officer and Director

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